# San Diego Film Studios

Infrastructure Entertainment Film B2B Media

## A new film studio in regional proximity to Hollywood where sound-stage utilization is at capacity

SANDIEGOFILMSTUDIOS.COM SAN DIEGO CALIFORNIA



*The industry is ripe for innovation. Hollywood studios have traditionally budgeted for 70% sound stage utilization, whereas it is currently around 96%. A decade ago the media industry was growing at 3% per year, and has now accelerated to 6% growth per year. The global media industry is a growth industry, and southern California is at its center...* more

**Alan Edwards** CEO @ San Diego Film Studios

### Why you may want to support us...

1. Imminent investment of $20 million from a highly successful venture capitalist.
2. Comprehensive industry analysis / business plan peer reviewed that confirms our considerable cost competitive advantage.
3. Architect who has designed twenty-five other studios, and we are basing our design on one of them reducing our risk.
4. Our Sales Director is a highly networked and leading Hollywood studio sales professional.
5. Our CEO, Alan Edwards, has undertaken his Doctorate in best management practices for a major studio.
6. Our CEO has extensive international entrepreneurial business experience.

WE'VE RAISED $34,048 SINCE OUR FOUNDING

## Our team

AND OUR MAJOR ACCOMPLISHMENTS



**Alan Edwards**

CEO

*Doctorate (abd) in Business, M.Sc, MBA, B.Eng., B.Sc. Serial entrepreneur in growing start-ups; Big Four Deputy Country Manager Consulting Division; Principal Consultant IT public company; CEO of large wholly owned international software firm.*



**Thomas Flaherty**

Company Director

*Refer LinkedIn profile*

# Our story

It was suggested to our CEO in 2018 that San Diego was overdue for establishing a major film studio in the County given the talent that resides here, and who oftentimes commutes to Hollywood. Given that our CEO had undertaken some thirty industry and corporate strategy reviews his interest was aroused and he undertook the strategic study to undertake this project.

Along the way, he also decided to undertake his Doctorate in business and used the film studio project as a topic for his study to seek a competitive advantage for the studio.

## Fundamental metrics

Early in the analysis fundamental facts was discovered. Historically, sound stage utilization for Hollywood has been budgeted at 70%. But for a number of reasons sound stage utilization was now in excess of 96%. Further, a decade ago the global media industry was expanding at 3% and now is growing at 6%, with strong tailwinds now from the deployment of 5G which enables a full length movie to be downloaded in around ten seconds.

## Why do some studios fail?

Next was an analysis of 'what could possibly go wrong?', by investigating other USA studios. This framed what the critical mass and location of a studio should look like, and helped us identify that a studio in regional proximity to Hollywood, with the correct zoning, had a good chance of success.

### How else could we reduce our risks? Identify a good team.

- It helps if you identify an Architect who has has extensive experience in designing studios from which we can use as a template to both visualize the requirements, learn from experience and more accurately establish budgets and construction schedule. Check!
- Identify a Developer who has experience constructing studios, and who has worked with the Architect previously. Check!
- A studio sales manager with extensive industry experience and industry contacts and who could provide feedback on what the latest demands for studio space are. Check!
- A battle hardened finance executive who can watch the numbers. Check!

### Location, location.

Part of our competitive advantage is being the lowest cost provider of modern studio infrastructure in regional proximity to Hollywood. Being in regional proximity to Hollywood is one thing, but also having surrounding supporting infrastructure such as diverse hotel accommodation, travel infrastructure including excellent freeways, municipal and major airports, warehouse space etc. is also a requirement; plus the correct zoning for this major project with land at the right price.

### Many moving parts! Define the details.

We wanted to establish a studio that was compelling to the industry, and consequently wanted to go further in defining our competitive advantage and establish an environment that would enable media creative juices to flow:

- Organizational structure to ensure that we gave excellent customer service;
- Infill infrastructure such as well designed creative space, rest areas between shoots, productive office space, talent preparation areas, diverse restaurant food options, temporary warehouse space for set construction, etc;
- Potential sources of finance for independent media productions (Indies);
- Leveraging the community service infrastructure through establishing vetted and long-term engagement agreements such as transport, security, make-up, beauticians, secretarial support, health services,  engineering services, construction services, accommodation options etc;
- Establish an adequate back-lot area for some external shoots;
- Leverage the support from local government, and much more.

### What will this modern studio look like?

Below is one of three structures comprised of offices which share a common wall with three sound stages that can be seen behind.



In phase one of construction we will have a total of nine large sound stages, each 18,000 sq feet. Below is one of the sound stages.



Office space will be tastefully designed to maximize productivity. Bellow is a writers room.



## Progress to date.

- We have commenced price negotiation of our target land parcel which is zoned appropriately for our development.
- Our VC anticipates commencement of funding stream within the next few weeks, (after various Covid-related delays from the original Term Sheet date of March 31st, 2020). We plan to then proceed with the final stage of land price negotiation.
- We have selected our Architect who has designed approximately fifteen large studious for various locations around the World. Our sound stage / office design is the same as that for Santa Fe Studios, New Mexico; with phase 1 being three replications of that sound stage/ office studio in a configuration.
- We have selected our Developer who has been responsible for three other studio developments, and has previously worked with the Architect.
- We have identified our initial Board members. One has a strong background in large project finance and will be responsible for obtaining our construction financed; and the other has an extensive background and network of media contacts in Marketing and Sales to USA film studios.
- A non-Board member will be responsible for back-lot operations which may commence prior to full operation of the sound stages (to be confirmed).
- As a contingency to obtaining full construction funding we have established a network of firms and individuals in Asia who will be soliciting an alternate funding arrangement vis the federal government's EB-5 program. That marketing program commences late August 2020.

Phase 1 of the project which includes the land acquisition plus the construction of phase 1 of the studio which includes nine large sound stages with associated office and warehouse space etc is budgeted at $80 million.

## Many more moving parts.

Of course there are many more moving parts. We are pleased to be able to share our vision, and provide you with more detail at a later time.

# Investor Q&A

– COLLAPSE ALL

### What does your company do?

We rent sound stages to media productions, and provide a comprehensive range of production support services in a very competitive manner ensuring that all media crew have a comfortable and productive environment.

### Where will your company be in 5 years?

To grow the southern California studio to rival any of the largest film studios in Hollywood; and also providing funding options to independent film productions that utilize our facilities.

### Why did you choose this idea?

The industry is ripe for innovation. Hollywood studios have traditionally budgeted for 70% sound stage utilization, whereas it is currently around 96%. A decade ago the media industry was growing at 3% per year, and has now accelerated to 6% growth per year. The global media industry is a growth industry, and southern California is at its center and reaching capacity. We have the opportunity to become a significant market participant.

### What's new about what you're making? How is it different?

We have three areas of market differentiation:
1. We will have a low cost basis for a large modern studio complex in regional proximity to Hollywood;
2. We will provide innovative and comprehensive service levels that will set us apart from other studios.
3. For Indies, we will potentially offer funding opportunities tied to the use of our studios.

### Who are your competitors? How are you different?

The media industry is global in nature, and film producers gravitate towards the lowest cost provider of sound stages and associated services. Hollywood is still the center of the universe for the global industry and where most English language media decisions are made and projects produced, and just one of our target markets is 'Hollywood overflow' whose sound stages are operating at 96% capacity at a time when the long term historical sound stage utilization rate is 70%.The global media industry is growing at 6%, and is forecast to continue this growth rate and potentially accelerate given the increasing diversity of media channels and the growing middle class of consumers globally. Media production has also changed, and requires significantly larger studio sound stage, with increased 'floor to grid' heights that older Hollywood based studios are not designed for. Our studio will have a 'campus' feel to it, and be highly media crew oriented, providing space for rest and rejuvenation between shoots, creative areas, as well as industry networking opportunities.
We intend to facilitate external suppliers enter into long-term relationships with the studio to service our media clients, and foster a robust supply industry focused on our large studio complex.

### What's your biggest risk? What keeps you up at night?

Our biggest risk is in being able to close the deal of acquiring the targeted land at the right price. This must be our highest priority.

### How big is the market?

The global market for screen based entertainment in 2016 is estimated to be $728 Billion. Spending on streaming, film and video games is expected to increase by 6.0% per year, and this rising demand is driving the need for additional, state-of-the-art, production facilities that can accommodate major films, bigger budget/large scale quality television production, and global demand for higher-end games with more cinematic production.The overall market's rate of growth has accelerated by doubling its rate of growth over the last ten years! We believe that this trend will continue with the advent of streaming and 5G.

### What do you understand about your business that others don't get?

Our CEO has undertaken extensive research as to why some studios fail, while others excel; and this is well documented in the extensive business plan together with our strategies to succeed. He has also extensively studied new management techniques for the studio industry as part of his Doctorate, which will be applied to our studio to provide a productive and meaningful work environment, and a successful and creative environment for our media patrons.
The CEO's background is in 'Big 4' management consulting at the executive level, specializing in providing organizations with an industry sustainable competitive advantage. He has a highly successful track record in developing strategic plans to diverse industry. This is his 31st business strategy plan for a significant organization, which explains the comprehensive and well thought-out approach. One tidbit to share is that Hollywood rarely produces a movie under a $100 million budget; they are conservative in nature, and optimally they expect a 3 times ROI given their risk level. However independent films (Indies) which will be a significant part of our customer base, typically have a modest budget and those below $15 million that achieve distribution average an eight times ROI (but have commensurate risk levels). One of the business plan strategies is to provide an ability to invest in pooled Indies where we have defined strict rules for the rigorous screening of those that will proceed to the subsequent stage of production for the specific pool; and this is a similar strategy applied to other investments when there is uncertainty (in the mathematical sense). These pooled indies will have their production tied to the use of our studio facilities.

### How will you make money?

In its simplest form, we make money by renting our studio sound stage facilities to media productions ranging from film, to episodic TV, through to TV commercials and music videos. Rental represents about two thirds of the revenue. Other revenue is from providing value-added services, and we are positioning ourselves to be a full service film studio.

Operational costs are modest compared to the capital infrastructure.

### How do you acquire customers?

We segmented the market into six unique areas that we wish to target, and each market segment will be managed by at least one sales person. In our analysis of the reasons why many of the smaller studios fail we determined that many were 'price takers', literally waiting for the phone to ring; rather than be proactive in seeking our customers by having a dedicated sales person work the market segment allocated. Among our six defined market segments, we are fortunate in being able to attract to our firm the leading sound stage booking agent for Hollywood.

### Project schedule

From control of the land, it will take two years to acquire permits for the selected studio location; and one year for construction of phase 1 which will be a fully functional studio with a total of nine very large sound stages, supporting office and warehouse space. We will be operational at the beginning of year 4.

### Value of comparable studios

Manhattan Beach studio sold for $650 million in 2019; and had total sound stage space of 297,000 sq. ft; compared to our stage 1 total sound stage area of 162,000 sq ft, and we will be operational in the beginning of our year four. Our commencing valuation is approximately $33 million, and our cost to establish stage 1 will be $80 million.

From year 4 our EBITDA will be approximately $8 million per year.

### What are anticipated exit points?

We hope to provide a series of opportunities for private sale of common equity commencing year five, the same year that dividends will commence. These projections cannot be guaranteed.